November 9, 2007

BY EDGAR AND HAND DELIVERY

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Blackboard Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Fiscal Quarter Ended June 30, 2007
File No. 000-50784

Dear Ms. Collins:

On behalf of Blackboard Inc. (“Blackboard” or the “Company”), this letter responds to the comments in your letter dated October 30, 2007 to Michael Beach, the CFO of Blackboard, related to your review of the Company’s SEC filings.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies

Goodwill and intangible assets, page 27

1.	We note your reference to an independent third party valuation on page 28 and 58. Please note that if such reference is included in a filing in the 1933 Act environment, you must identify the independent appraisal firm and include the expert’s consent following rule 436(b) of Regulation C. Please note for future reference.

RESPONSE:

The Company’s intent with the statement, “Based on independent third party valuations” was not to imply reliance, but rather to indicate additional diligence in developing its estimation of the allocation of the purchase price of the acquisition. However, in the interest of avoiding any ambiguity going forward, the Company will ensure any discussion in future filings will not give reference to a third-party valuation. While the Company did engage a third party valuation firm to assist with valuation services, management takes full responsibility for the methods and assumptions used.

Note 2. Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page 52

2.	We note you recognize revenue for professional services as the services are provided on a time and materials basis. Clarify your revenue recognition policy when professional services are sold in conjunction with products or services where vendor-specific objective evidence does not exist (e.g. software, hosting and maintenance). Additionally, clarify the time period or other factors in which you believe a professional services agreement entered into separately would not be part of a license, hosting and maintenance agreements if not signed or agreed upon at the same date.

RESPONSE:

The Company’s revenues are derived from two sources: product sales and professional services sales. Product revenues include software license, hardware, premium support and maintenance, and hosting revenues. Professional services revenues include training and consulting services. The Company’s software does not require significant modification and customization services. The Company does not have vendor-specific objective evidence of fair value for support and maintenance services separate from software. Accordingly, when licenses are sold in conjunction with the Company’s support and maintenance, license revenue is recognized over the term of the maintenance service period. The Company recognizes professional services revenues, which nearly all are contracted for on a time-and-materials basis as the services are provided.

The Company considers whether professional service revenues related to professional services agreements are a separate arrangement by reviewing if any of the following apply: 1) it is explicitly referred to as an obligation of the vendor in a contractual agreement, 2) it requires a distinct action by the vendor, 3) the vendor’s failure to complete an action would result in a significant contractual penalty, or 4) the inclusion or exclusion of the item in the arrangement would cause the arrangement consideration to vary by more than an insignificant amount. The relative facts and circumstances, on a customer-specific basis, are considered when determining if an item is an element of an arrangement.

The Company also considered AICPA Technical Practice Aid 5100.39 in assessing professional services sold in conjunction with products or services where vendor-specific objective evidence does not exist and considers the following factors that may indicate that multiple contracts should be accounted for as a single arrangement:

•	The contracts or agreements are negotiated or executed within a short time frame of each other (generally three months);

•	The different elements are closely interrelated or interdependent in terms of design, technology, or function;

•	The fee for one or more contracts or agreements is subject to refund or forfeiture or other concession if another contract is not completed satisfactorily;

•	One or more elements in one contract or agreement are essential to the functionality of an element in another contract;

•	Payment terms under one contract or agreement coincide with performance criteria of another contract or agreement; and

•	The negotiations are conducted jointly with two or more parties (for example, from different divisions of the same company) to do what in essence is a single project.

The Company’s professional services arrangements include training and consulting services, which can be performed by third-party vendors, and none of which are essential to the functionality of the products. Typically, the Company’s professional services arrangements include provisions whereby a customer can choose to purchase professional services from the Company in the future at the Company’s then-current rates. Since the professional services are priced at the Company’s then-current rates a discount does not exist as an additional element of the arrangement. Further, the Company’s rates are comparable to those of third-party vendors and are appropriate in the industry. The Company is not obligated under the professional services arrangement to deliver professional services unless and until such time as the customer executes a statement of work to complete the professional services. Generally, at the time of the purchase of products or services where vendor-specific objective evidence does not exist (i.e., software, hosting and maintenance), purchases of professional services are unknown and undetermined and, as such, the professional services are not explicitly referred to as an obligation of the Company in a contractual agreement. Consequently, no distinct action is required by the Company to deliver professional services.

As the Company’s professional services arrangements typically include provisions whereby a customer can choose to purchase professional services from the Company in the future at the Company’s then-current rates, we are not obligated to deliver such services unless and until such time as the customer makes that decision and executes a statement of work. If such an option is substantive (i.e., truly an option by its nature), then the Company is not obligated to deliver professional services unless and until such time as the customer makes that decision. Determining whether an option to acquire professional services is substantive requires an assessment as to whether the Company is truly at risk as to whether the customer will choose to have those services performed by the Company. Given that our professional services arrangements provide customers with the choice to purchase professional services that are not essential to the functionality of the licensed software or other products, and these professional services can be procured from other vendors, we believe that the option is considered substantive and is not considered an element of the purchase of products or services (i.e., software, hosting and maintenance) where vendor-specific objective evidence does not exist.

There is no penalty associated with lack of performance of professional services. The inclusion or exclusion of the professional services would not cause the arrangement consideration to vary. The fee for professional services is not subject to refund or forfeiture or other concession if the professional services are not satisfactorily completed. Additionally, payment terms under the purchase of products do not coincide with performance of the professional services and are in no way related to the timing of the professional services provided.

We advise the staff that the Company has occasionally sold professional services where the Company has determined, based on the factors considered above, that the sale is an element of the sale of its products where vendor-specific objective evidence does not exist. In such circumstances, revenues for professional services have been recognized ratably over the term of the license maintenance service period. However, the Company has rarely determined that professional services sales are deemed an element of a product sale and should not be accounted for separately as less than 10% of the Company’s customers purchase professional services at the time of purchase of products or services (i.e., software, hosting and maintenance) where vendor-specific objective evidence does not exist.

In the interest of avoiding any ambiguity going forward, in future filings, the Company will disclose that the Company’s sales arrangements may include professional services sold separately under professional services agreements that include training and consulting services. Revenues from these arrangements are accounted for separately from the license revenue because they meet the criteria for separate accounting, as defined in SOP 97-2. The more significant factors considered in determining whether revenue should be accounted for separately include the nature of the professional services, such as consideration of whether the professional services are essential to the functionality of the licensed product, degree of risk, availability of professional services from other vendors and timing of payments. Professional services that are sold separately from license revenue are recognized as the professional services are performed on a time- and-materials basis.

Accounting for Stock Based Compensation, page 53

3.	We note that the Company uses a blended volatility to estimate the expected volatility of the Company’s stock given the Company’s “limited historical stock data following its initial public offering in June 2004” and that “the blended volatility includes the average of the Company’s preceding one-year weekly historical volatility and the Company’s peer group preceding four-year weekly historical volatility.” SFAS 123R, paragraph A32(c), indicates that a public company “should consider the length of time the company’s shares have been publicly traded when estimating expected volatility and if that period is shorter than the expected or contractual term of the option, the term structure of volatility for the longest period for which trading activity is available should be more relevant.” Clarify how your calculation complies with this guidance given the length of time since the IPO (i.e., 2 1/2 years at December 31, 2007 and 3 years at June 30, 2007) and the Company’s use of only the preceding one-year historical stock data.

RESPONSE:

As noted, the Company uses a Company-specific blended volatility which considers the Company’s preceding one-year volatility to estimate the expected volatility of our stock.

SFAS 123R, paragraph A31, indicates that “the estimate of expected volatility is required to be reasonable and supportable.” SFAS 123R, paragraph A34, states that “an entity’s starting point in estimating expected volatility might be its historical volatility. That entity also would consider the extent to which currently available information indicates that future volatility will differ from the historical volatility.” [emphasis added] SFAS 123R, paragraph A32(a), states that “in computing historical volatility, an entity might disregard an identifiable period of time in which its share price was extraordinarily volatile because of a failed takeover bid if a similar event is not expected to recur during the expected or contractual term.”

SFAS 123R, paragraph A32(c), indicates that public companies should consider the “length of time an entity’s shares have been publicly traded. If that period is shorter than the expected or contractual term of the option, the term structure of volatility for the longest period for which trading activity is available should be more relevant.” However, if the period for which the availability of data is very short (i.e. less than two years, as discussed in SAB Topic 14.D, footnote 64), it may not be appropriate to use the company’s historical data in estimating expected volatility and the use of historical or current data for “guideline companies” may be appropriate.

Additionally, SFAS 123R, paragraph A32(e), states that “an entity’s corporate structure may affect expected volatility (paragraph A21). An entity’s capital structure also may affect expected volatility; for example, highly leveraged entities tend to have higher volatilities.” Therefore, if the corporate or capital structure has changed significantly, historical realized volatilities prior to the change may not be representative of expected volatility after the change.

The Company completed its initial public offering (“IPO”) in June 2004. Subsequent to the IPO, the Company experienced a period of time where the share price was unusually volatile. Many large initial investors, including venture capitalists that invested in the Company’s first five rounds of funding, had entered into lock-up agreements as a result of the IPO. Investors holding approximately 19.2 million shares of common stock and options to purchase shares of common stock, or approximately 76% of the Company’s outstanding shares of the Company’s common stock immediately following the IPO, were restricted from selling for 180 days following the effective date of the Company’s IPO. During the lock-up period, the trading volume of the Company’s stock on the Nasdaq market was low and included significant periods in which daily trading volume was near or below 100,000 shares. Consequently, the Company’s share price was unusually volatile given the limited number of shares available for trading on the open market. Once the lock-up period ended at the end of 2004, management believes that the Company experienced a continued period of unusual volatility throughout 2005 as a result of approximately 19.2 million shares being released from lock-up restrictions and an estimated 10.3 million previously restricted shares, or approximately 37.6% of the Company’s outstanding shares at the end of 2005, being sold into the open market.

This identifiable period of time in which the share price was unusually volatile approximately ended in December 2005, after the last large block of previously restricted shares were sold at the end of November 2005. These unusual, and Company-specific, circumstances are not expected to recur during the expected term of the current outstanding options. As such, the period from the Company’s IPO through December 31, 2005 has been excluded from the calculation of expected volatility as of December 31, 2006.

Accordingly, management believes that the blended volatility, which considers the Company’s preceding one-year volatility to estimate the expected volatility of our stock, is representative of the amount in which the share price is expected to fluctuate over the expected term of the option.

During the quarters ended March 31, 2007 and June 30, 2007, the Company continued to use a blended volatility which included the Company’s preceding one-year volatility to estimate the expected volatility of our stock. For the quarter ended March 31, 2007, this calculation did not include three months of historical data relating to the period from January 1, 2006 to March 31, 2006. For the quarter ended June 30, 2007, this calculation did not include six months of historical data relating to the period from January 1, 2006 to June 30, 2006. If all of the Company’s historical data since January 1, 2006 were to be included in the calculation of expected volatility, the financial results for the quarter ended March 31, 2007 and the six months ended June 30, 2007 would not be materially affected (less than 1% of net income for the three months ended March 31, 2007 and the six months ended June 30, 2007). In addition, the Company has evaluated its volatility calculations using five years of historical data for its peer group, the approximate expected term of the options, instead of the four years used in the preparation of the financial statements. Using five years of peer group data instead of four years would not have a material effect on the Company’s historic financial results (less than 1% of net income for the three months ended March 31, 2007 and the six months ended June 30, 2007).

Prospectively the Company will include volatility data from January 1, 2006 and later in all calculations to estimate the expected volatility of the Company’s stock under SFAS 123R, and will appropriately use peer group historical data over a period of time that is consistent with the expected option term. The Company will continue to monitor past and future expectations of operating conditions to evaluate the appropriateness of the Company’s methodology in determining expected volatility including relying exclusively on the realized historical volatility of the Company’s stock in the future when enough historical data is available and appropriate. In the interest of avoiding any ambiguity going forward, in future filings, the Company will disclose that the blended volatility includes the weighted-average of the Company’s representative weekly historical volatility for the period since January 1, 2006 and the Company’s peer group preceding five-year weekly historical volatility (assuming the expected term of future option grants remains five years). The Company’s peer group historical volatility includes the historical volatility of companies that are similar in revenue size, in the same industry or are competitors.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Note 7. Credit Facilities, page 10

4.	We note that you issued $165 million aggregate principal amount of 3.25% Convertible Senior Notes due 2027 (Notes) and that these notes are convertible into cash or a combination of cash and shares of your common stock at a conversion price that does not appear to be fixed. We also note in your disclosure that a conversion feature exists that is based on the closing price of the Company’s common stock and the trading price of the Notes (i.e. dual indexes) as well as a make-whole provision. Provide us your analysis in evaluating whether the debt conversion features of these notes include embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133. In this regard, clarify whether you qualify for the scope exception under paragraph 11(a) of SFAS 133 including your consideration in applying the guidance in EITF 00-19 and EITF 01-6.

RESPONSE:

The $165 million (which includes the $15 million over-allotment option granted to the underwriters) of Notes issued on June 20, 2007 require the Company, upon conversion by the holders, to pay cash up to par value and to settle the conversion spread in shares of common stock. The Company concluded that the Notes closely resemble Instrument C as outlined in EITF 00-19, and as such, the Notes should be accounted for like convertible debt (that is, as a combined instrument) if the conversion feature meets the requirements of EITF 00-19 and EITF 01-6 to be classified as an equity instrument. The analysis of the conversion feature and whether or not it meets the requirements of EITF 00-19 and EITF 01-6 follows below (“Stock Conversion Feature”). In that analysis it was determined that the conversion feature does meet the requirements of EITF 00-19 and EITF 01-6, and therefore does not need to be bifurcated under SFAS 133. Accordingly, the Notes should be accounted for as one instrument in accordance with APB No. 14, to determine the proper classification of the instrument.

The initial conversion rate of 15.4202 shares per $1,000 principal amount (“base conversion rate”) represents an initial conversion price of $64.85 per share (“base conversion price”). The Notes contain an adjusting conversion rate provision which provides that applicable conversion rate per $1,000 principal amount of Notes to be converted is determined as follows:

a.	If the applicable stock price is less than or equal to the base conversion price, the applicable conversion rate will be the base conversion rate, adjusted for various events (e.g., issuance of common shares as a dividend, subdivisions, combinations, or reclassifications of common stock, etc.), as outlined in the Notes; or

b.	If the applicable stock price is greater than the base conversion price, the applicable conversion rate will be determined in accordance with the following formula (“incremental conversion rate adjustment”). The applicable conversion rate, including any shares added to the conversion rate in connection with a fundamental change, will not exceed 24.9813 shares (which is equal to a conversion price of $40.03 per share); however, such maximum conversion rate will be adjusted for various events, as noted in a. above.

(applicable stock price — base conversion price) x incremental share factor)

base conversion rate	+	applicable stock price

“base conversion price”	-	Initially $64.85, derived by dividing $1,000 by the base conversion rate.
“base conversion rate”	-	The price per $1,000 principal amount of notes, initially 15.4202 shares, subject to adjustment
“incremental share factor”	-	Initially 9.5605, subject to adjustment
“applicable stock price”	-	Equal to the average of the closing sale prices of common stock over the cash settlement averaging period

*	Note that following a “make-whole fundamental change”, the applicable conversion rate for a holder who elects to convert its notes in connection with such make-whole fundamental change may increase.

If a make-whole fundamental change occurs prior to July 1, 2011, the Company may be required, in certain circumstances, to increase the applicable conversion rate in effect at that time for any Notes converted in connection with such fundamental change by a specified number of shares of the Company’s common stock. In no event will the applicable conversion rate, including any additional shares added in connection with a make-whole fundamental change, exceed 24.9813 shares per $1,000 principal amount of Notes, subject to certain anti-dilution adjustments.

Prior to issuing the Notes, the Company analyzed the Notes’ conversion feature to determine if there was an embedded derivative which would, accordingly, need to be separated from the host contract and accounted for under SFAS 133, and its impact on the diluted earnings per share and beneficial conversion feature. The Company will update this analysis at each reporting date.

Stock Conversion Feature

Paragraph 12 of SFAS 133 states that contracts that do not, in their entirety, meet the definition of a derivative instrument such as bonds, insurance policies or leases, may contain embedded derivative instruments. An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to paragraph 12(a-c) of SFAS 133 if the following criteria are met:

a.	The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.

Analysis: Because the conversion feature is indexed to the stock of the Company and the host is a debt host, the conversion feature is not clearly and closely related to the host contract.

b.	The contract that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value with changes in fair value reported in earnings as they occur.

Analysis: Because the host contract is a debt instrument, it is not measured at fair value with changes in fair value being reported in earnings.

c.	A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6-11, be a derivative instrument subject to the requirements of SFAS 133.

Analysis: SFAS 133 does not require the Company to bifurcate the stock conversion feature from the convertible debt if that feature on a standalone basis would be classified as an equity instrument of the Company (paragraphs 11(a)). Paragraph 11(a) of SFAS 133 indicates that certain contracts will not be considered derivative instruments. These contracts include “contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.” Likewise, this exception is available to embedded features being analyzed for the purpose of bifurcating embedded derivatives from host contracts. To determine if the stock conversion feature is indexed to the Company’s own stock it was analyzed under the provisions of EITF 01-6, and to determine if it should be classified in stockholders’ equity it was analyzed under paragraphs 7-32 of EITF 00-19.

EITF 01-6 states that an instrument is considered indexed to a company’s own stock within the meaning of EITF 00-19 and paragraph 11(a) of Statement 133 for the issuer provided that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer, EBITDA of the issuer, net income of the issuer, or total equity of the issuer), and (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.

Holders may surrender their Notes for conversion prior to the close of business on the business day immediately preceding the maturity date of the Notes only under the following circumstances:

1.	Prior to January 1, 2027, with respect to any calendar quarter beginning after June 30, 2007, if the closing price of the Company’s common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 130% of the base conversion price per share of the Notes on such last trading day.

Analysis: This conversion feature is contingent upon the trading price of the Company’s common stock and once the event has occurred, the conversion settlement is based solely on the Company’s common stock. As such, the conversion feature is considered indexed to the Company’s own stock.

2.	During the five business days after any five consecutive trading day period in which the trading price per $1,000 principal amount of Notes for each day of that period was less than 95% of the product of the closing price of the Company’s common stock and the then applicable conversion rate of the Notes.

Analysis: This conversion feature is contingent upon the trading price of the Company’s common stock (“price trigger”) and the trading price of the Notes (“parity trigger”). The trading price of the Notes contains an interest rate risk related trigger. Paragraph 286 of SFAS 133 and Derivatives Implementation Group (“DIG”) Issue C8 clarify that the scope exception in paragraph 11(a) is applicable to contracts that are indexed only to the issuer’s own stock. However, it is understood (based on the convertible debt example in paragraph 199 of FAS 133) that, solely for purposes of evaluating whether an embedded conversion option meets the scope exception in paragraph 11(a), a conversion option can be considered indexed to the company’s own stock, even though its value may also be affected by changes in interest rates and the issuer’s credit (that is, because the holder tenders the debt instrument upon exercise, rather than paying the exercise price of the embedded equity call option in cash). We believe this pricing element is inherent in convertible debt and thus this contingency meets the criteria in EITF 01-6. Furthermore, if this were determined to violate EITF 01-6, then all conversion options would require bifurcation at issuance.

Once the event has occurred, the conversion settlement is based solely on the Company’s common stock. As such, the conversion feature is considered indexed to the Company’s own stock.

3.	If the Company has called particular Notes for redemption and the redemption has not yet occurred.

Analysis: This conversion feature is not contingent on any observable market or index. Once this conversion feature is triggered, the settlement amount is based solely on the Company’s common stock. As such, the conversion feature is considered indexed to the Company’s own stock.

4.	Upon the occurrence of specified corporate transactions.

Analysis: This conversion feature is not contingent on an observable market or index. The conversion contingency is meant to provide the holder of the Notes liquidity in the event there is a change in control or the stock ceases to trade. Once this conversion feature is triggered, the settlement amount is based solely on the Company’s common stock.

5.	The Notes are convertible at any time beginning on January 1, 2027 and ending on the day immediately preceding the maturity date.

Analysis: This conversion feature is not contingent on an observable market or index. Upon conversion, the settlement amount is based solely on the Company’s common stock.

Based on the above analysis, the Company has concluded that the instrument meets the definition of “indexed to a company’s own stock” under EITF 01-6.

In addition, the Company considered the provisions of paragraph 4 of EITF 00-19. The Task Force reached a consensus that for purposes of evaluating under Statement 133 whether an embedded derivative indexed to a company’s own stock would be classified in stockholders’ equity if freestanding, the requirements of paragraphs 12–32 of this Issue do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer). Because the convertible instrument is settled in a mixture of cash and shares, and because it contains a make-whole provision and non-standard anti-dilution provisions, it is not deemed to be a “conventional convertible” as described in EITF 05-2. Therefore, the provisions of paragraphs 12–32 of EITF 00-19 do apply. These provisions were evaluated as follows:

•	The contract permits the Company to settle in unregistered shares

Analysis: The Notes were offered in a registered offering. However, the exemption under Section 3(a) (9) of the Securities Act is available to the shares issuable on conversion of the Notes. Accordingly, the requirements of Paragraph 18 of EITF 00-19 have been met.

•	The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of common stock during the maximum period the derivative contract could remain outstanding.

Analysis: As of June 30, 2007, the Company had 200 million common shares authorized and approximately 28.9 million common shares issued and outstanding. The Company has a total of approximately 165.3 million authorized and unissued shares of common stock remaining that are available to settle the contract after considering all other existing commitments under which the Company is required to deliver shares. The maximum number of shares deliverable under the Notes is 4.1 million (including incremental shares from the adjusting conversion rate provision and any additional shares added in connection with a make-whole fundamental change). As such, the Company concluded that it has sufficient authorized and unissued shares to settle the conversion option.

•	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

Analysis: The Notes explicitly provide that the applicable conversion rate, including incremental shares from the adjusting conversion rate provision and any additional shares added in connection with a make-whole fundamental change, will not exceed 24.9813 per each $1,000 principal of Notes. As such, the maximum number of shares that could be issued to satisfy the conversion of the Notes is approximately 4.1 million shares.

•	There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.

Analysis: No cash settlement of the conversion obligation is required in the event the Company fails to make timely filings with the SEC.

•	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there is no cash settled “top-off” or “make-whole” provisions).

Analysis: No required cash payments are to be made if the shares initially delivered upon settlement are subsequently sold by the counterparty.

•	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

Analysis: Pursuant to certain reclassification, consolidation, merger or sale events, if holders of outstanding shares would be entitled to receive other securities, property or assets (including cash) or any combination, then the Note holders will have the right to convert the Notes into the kind and amount of securities, property or assets (including cash) or any combination thereof that they would have been entitled to receive upon such transaction as if such holders converted the Notes immediately prior to such event.

•	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

Analysis: No such provision exists with respect to the embedded conversion option.

•	There is no requirement in the contract to post collateral at any point or for any reason.

Analysis: There is no requirement in the contract to post collateral at any time, for any reason.

Under EITF 00-19, the stock conversion feature meets the definition of an equity instrument as the Company has met all of the requirements of paragraphs 12-32.

In summary, the conversion feature is both (1) indexed to its own stock because it meets the provisions of EITF 01-6 and (2) classified in stockholders’ equity in its statement of financial position because it meets the provisions of EITF 00-19. Therefore, the stock conversion feature is not within the scope of SFAS 133 according to paragraph 11(a), and is not required to be bifurcated and separately accounted for as a derivative instrument. Rather it is considered part of the convertible notes and the instrument is one instrument, convertible debt.

Beneficial Conversion Feature

Based on the foregoing, the conversion feature is not separated and accounted for at fair value in accordance with SFAS 133. Therefore, the relevant accounting treatment of the embedded conversion option is based on an intrinsic value model. At issuance (i.e., the commitment date), the fair value of the Company’s common stock was $40.47 and the effective conversion price was $64.85. Thus, the effective conversion price for the conversion feature is greater than the fair value of the common stock at issuance. Consistent with EITF 98-5 and EITF 00-27, as of the commitment date, there is no intrinsic value to the conversion feature (i.e., it is not “in-the-money”); therefore, there is no beneficial conversion feature (“BCF”) to be recognized upon issuance. Further, the Notes were issued at par value and as such, there was no premium.

Because the Notes contain an adjusting conversion rate provision based on common stock price and anti-dilution adjustment provisions, at each reporting period, the Company will evaluate, based upon adjustments to the “base conversion rate” measured using the “high water” mark for the stock price during the period, or upon any adjustments resulting from the “non-standard” anti-dilution provisions (i.e., adjustments for events that are not “equity restructuring events”, such as dividends or tender offers) of the arrangement, whether any adjustments to the conversion price that would alter the effective conversion rate from the stated conversion rate and result in an “in-the-money” conversion, measured based on commitment date share prices, that must be accounted for in accordance with EITF 98-5 and EITF 00-27 (i.e., which would result in a BCF that would be required to be recognized in the period that the conversion option falls “in-the-money” based on the high water mark). Whenever an adjustment to the conversion rate results in a number of shares in excess of approximately 4.08 million (calculated as the quotient of the proceeds of $165 million divided by the commitment date fair value of a share of $40.47) under the Notes, the Company would have to recognize a BCF in that period and amortize it over the remaining life of the Notes.

Earnings Per Share

The Company has also considered the impact of the Notes on its earnings per share (“EPS”) calculation. As noted above, the Notes will be net-share settled (par value in cash and conversion spread in shares). Given that the Notes are contingently convertible instruments (i.e., instruments that have embedded conversion features that are contingently convertible or exercisable based on (a) a market price trigger or (b) multiple contingencies that included a market price trigger) that provide for settlement in a combination of cash and shares, the Company considered EITF 04-8 which addresses when contingently convertible instruments should be included in diluted EPS. For purposes of our EPS calculation, the Company has assumed net-share settlement of the conversion spread, as that is the only option available to the Company (net-shares) to settle the conversion spread. This view is outlined in paragraph 29 of SFAS 128, and clarified in EITF Topic D-72.

Given that the Notes resemble Instrument C, as outlined in EITF 90-19, the if-converted should not be used to determine the EPS implications of Instrument C. There would be no adjustment to the numerator for EPS computations, since the cash-settled portion of the instrument (i.e., the principal) will always be settled in cash. The conversion spread should be included in diluted EPS based on the provisions of paragraph 29 of SFAS 128 and EITF Topic D-72. In addition, in the event of any adjustments to the applicable conversion rate (i.e., the adjusting conversion rate provision and “non-standard” anti-dilution provisions), the base conversion rate of 15.4204 shares will be adjusted in accordance with the formula outlined in the Prospectus Supplement, and the conversion rate as so determined will be the applicable conversion rate in effect at that time.

In accordance with the EPS method outlined in example 2 of EITF 04-8, the dilutive EPS effect will be accounted for only if the average market price of the Company’s stock price during the period is greater than the Notes’ conversion price. The following illustrates the diluted EPS computations of the Notes:

Principal — $1,000 Base Conversion Rate – 15.4202 shares Base Conversion Price — $64.85 Incremental Share Factor – 9.5605 $85 per share FMV (assume average price as well)

•	The applicable conversion rate determined based on the adjusting conversion rate formula, would be 17.69 shares per $1,000 principal amount [calculated as: 15.4202 + (($85-$64.85) * 9.5605) / $85)]
•	As converted value of Notes at $85 per share is $1,503.36
•	Conversion spread portion is $503.36 ($1,503.36 — $1,000)
•	Diluted shares in EPS are 5.92 shares per $1,000 ($503.36/$85 per share)

Make-whole Provisions

The Notes contain a make-whole provision that adjusts the number of shares delivered upon conversion after certain fundamental changes. This is sometimes referred to as a “time value make-whole,” as it compensates the holder for lost time value in the conversion option if the life of the instrument is truncated. That lost time value is estimated and fixed at issuance, and not adjusted to reflect subsequent changes in economic conditions. The Company will adjust the conversion rate by a number of additional shares such that from and after the effective date of such fundamental change, holders of the Notes will be entitled to an additional number of shares upon conversion. The adjustment to the conversion rate is based on a table included in the Prospectus Supplement, and there is an overall limit to the number of shares that could be issued upon conversion of the Notes, including incremental shares from the adjusting conversion rate provision and any additional shares added in connection with the make whole adjustment. As discussed previously, management has concluded that the Company has sufficient authorized shares available to satisfy all existing commitments to issue common stock, including 4,121,826 maximum shares issuable under the Notes. Since the make whole amount is indexed to the share price and potentially settled in the shares of the Company, the make whole feature is not required to be bifurcated from the debt host contract and separately accounted for under paragraph 11(a) of SFAS 133.

Further, the Company has evaluated the tabular mechanism whereby a holder of the Notes is made whole upon certain fundamental changes to determine whether the make-whole is representative of maintaining the time value of the investment or preserving the fair value and that it is indexed to the share price.

The following is a mathematical exercise of multiplying the stated share price by the conversion adjustment factor to validate the time value of money:

	Effective Date
	6/20/2007		7/1/2008		7/1/2009		7/1/2010		7/1/2011
Stock Price	Rate	Product	Rate	Product	Rate	Product	Rate	Product	Rate	Product

$40.03	9.56	382.69	9.56	382.69	9.56	382.69	9.56	382.69	9.56	382.69

$45.00	8.22	369.90	7.61	342.45	7.01	315.45	6.52	293.40	6.80	306.00

$50.00	7.32	366.00	6.59	329.50	5.78	289.00	4.91	245.50	4.58	229.00

$55.00	6.73	370.15	5.93	326.15	4.99	274.45	3.86	212.30	2.76	151.80

$60.00	6.36	381.60	5.52	331.20	4.52	271.20	3.24	194.40	1.25	75.00

$65.00	6.11	397.15	5.26	341.90	4.24	275.60	2.91	189.15	0.00	—

$70.00	5.31	371.70	4.47	312.90	3.46	242.20	2.14	149.80	0.00	—

$75.00	4.66	349.50	3.85	288.75	2.87	215.25	1.62	121.50	0.00	—

$80.00	4.14	331.20	3.36	268.80	2.42	193.60	1.25	100.00	0.00	—

$85.00	3.71	315.35	2.97	252.45	2.08	176.80	1.00	85.00	0.00	—

$90.00	3.36	302.40	2.65	238.50	1.82	163.80	0.83	74.70	0.00	—

$95.00	3.06	290.70	2.39	227.05	1.61	152.95	0.71	67.45	0.00	—

$100.00	2.81	281.00	2.17	217.00	1.44	144.00	0.62	62.00	0.00	—

$125.00	1.99	248.75	1.50	187.50	0.97	121.25	0.42	52.50	0.00	—

$150.00	1.53	229.50	1.16	174.00	0.75	112.50	0.33	49.50	0.00	—

$175.00	1.25	218.75	0.94	164.50	0.62	108.50	0.27	47.25	0.00	—

$200.00	1.05	210.00	0.79	158.00	0.52	104.00	0.23	46.00	0.00	—

$225.00	0.90	202.50	0.68	153.00	0.45	101.25	0.20	45.00	0.00	—

$250.00	0.78	195.00	0.59	147.50	0.39	97.50	0.17	42.50	0.00	—

$275.00	0.68	187.00	0.52	143.00	0.34	93.50	0.15	41.25	0.00	—

$300.00	0.61	183.00	0.46	138.00	0.30	90.00	0.13	39.00	0.00	—

Based on this analysis, the Company believes that the make-whole provision is representative of the time value of the option and indexed to the share price and therefore, not required to be bifurcated and separately accounted for under SFAS 133.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 202-463-4860 should you have any questions.

Thank you,

/s/  Michael Beach
Michael Beach
Chief Financial Officer
Blackboard Inc.
1899 L Street, NW
Washington DC 20036